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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 193
                               (AMENDMENT NO. 1)*


                           INFINITY BROADCASTING CORP.
                   ------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)

                                    456626100
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 193 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 7 Pages

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CUSIP No. 456626100           13G            Page 2 of 7 Pages


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     College Retirement Equities Fund
     I.R.S. #13-6022-02


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ( )
                                                       (b) (X)

     See Exhibit A Attached

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER             3,237,875

     6.   SHARED VOTING POWER           None

     7.   SOLE DISPOSITIVE POWER        3,237,875

     8.   SHARED DISPOSITIVE POWER      None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,237,875

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                           (  )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    6.54%

12.  TYPE OF REPORTING PERSON*

                    IV


              * SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 456626100           13G            Page 3 of 7 Pages


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     TIAA Separate Account VA-1
     I.R.S. #13-1624203

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ( )
                                                       (b) (X)

     See Exhibit A Attached

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER             1,000

     6.   SHARED VOTING POWER           None

     7.   SOLE DISPOSITIVE POWER        1,000

     8.   SHARED DISPOSITIVE POWER      None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                           (  )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    0.00%

12.  TYPE OF REPORTING PERSON*

                    IV


              * SEE INSTRUCTION BEFORE FILLING OUT!

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                                             Page 4 of 7 Pages

Item 1(a).     NAME OF ISSUER:

               Infinity Broadcasting Corp.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               600 Madison Avenue
               New York, New York  10022

Item 2(a).     NAME OF PERSON FILING:

               (1)  College Retirement Equities Fund ("CREF")
               (2)  TIAA Separate Account VA-1 ("VA-1")

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               (1)  CREF -    730 Third Avenue
                              New York, N.Y.  10017

               (2)  VA-1 -    730 Third Avenue
                              New York, N.Y.  10017
Item 2(c).     CITIZENSHIP:

               Incorporated in the State of New York

Item 2(d).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock

Item 2(e).     CUSIP NUMBER:  456626100


Item 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-
               1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING
               IS:

(a)  ( )  Broker or dealer registered under Section 15 of the Act,
(b)  ( )  Bank as defined in Section 3(a)(6) of the Act,
(c)  ( )  Insurance Company as defined in Section 3(a)(19) of the
          Act,
(d) (x) Investment Company registered under Section 8 of the Investment Company Act,
(e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 190,
(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 197 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
(g) ( ) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
(h)  (x)  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


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                                             Page 5 of 7 Pages


Item 4.   OWNERSHIP.

(1)  COLLEGE RETIREMENT EQUITIES FUND

(a)  Amount Beneficially Owned:  3,237,875

(b)  Percent of Class:  6.54%

(c)  Number of shares as to which such person has

(i)  sole power to vote or direct the vote:  3,237,875

(ii) shared power to vote or to direct the vote:  None

(iii) sole power to dispose or to direct
      the disposition of:  3,237,875

(iv) shared power to dispose or to direct the disposition: None

(2)  TIAA SEPARATE ACCOUNT VA-1

(a)   Amount Beneficially Owned:  1,000

(b)   Percent of Class:  0.00%

(c)   Number of shares as to which such person has

(i)   sole power to vote or direct the vote: 1,000

(ii)  shared power to vote or to direct the vote:  None

(iii) sole power to dispose or to direct the disposition
           of:  0.00%

(iv)  shared power to dispose or to direct the disposition:
      None

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.


          Not Applicable


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                                             Page 6 of 7 Pages


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          Not Applicable


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.

          See attached Exhibit A.

Item 9.   NOTICE OF DISSOLUTION OF GROUP:    Not Applicable


Item 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 1996

                              COLLEGE RETIREMENT EQUITIES FUND


                              By:  /s/ Diane Axelrod
                                   -------------------------------
                                   Diane Axelrod,
                                   Vice President

                              TIAA SEPARATE ACCOUNT VA-1

                              By:  /s/ Diane Axelrod
                                   -------------------------------
                                   Diane Axelrod,
                                   Vice President

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                                             Page 7 of 7 Pages



                                    EXHIBIT A

    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


College Retirement Equities Fund - IV
TIAA Separate Account VA-1 - IV


The College Retirement Equities Fund and TIAA Separate Account VA-1 (the "Reporting Persons") are filing as a group because their investment advisers (TIAA-CREF Investment Management, Inc. and Teachers Advisors, Inc., respectively), while distinct entities, are affiliated and employ some of the same investment personnel. However, because separate investment decisions are made with respect to the respective portfolio holdings of each of the Reporting Persons and there is no oral or written agreement or arrangement among the Reporting Persons with respect to acquisition, voting, disposition or otherwise of their securities, each Reporting Person disclaims beneficial ownership of the others' securities holdings and disclaims its membership in a group with the other Reporting Person.